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                             April 6, 2021

       Dongmei Li
       Chief Financial Officer
       Bright Scholar Education Holdings Limited
       No.1, Country Garden Road
       Beijiao Town, Shunde District
       Foshan, Guangdong 528300
       People's Republic of China

                                                        Re: Bright Scholar
Education Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended August 31, 2020
                                                            Filed December 23,
2020
                                                            File No. 001-38077

       Dear Ms. Li:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended August 31, 2020

       Item 15. Controls and Procedures
       Management   s Annual Report on Internal Control over Financial
Reporting, page 139

   1. We note the identification of a "significant deficiency" in your ICFR due to "insufficient review of underlying
supporting journal entries and account reconciliations due to a lack of segregation of
duties in certain acquired overseas businesses." Tell us how you reached the conclusion that
this was a significant deficiency and not a material weakness. Further, please describe how the
compensating controls were sufficient to remediate the significant deficiency at August
31, 2020. Please refer to Item 15(b) of Form 20-F.
 Dongmei Li
FirstName   LastNameDongmei   Li Limited
Bright Scholar  Education Holdings
Comapany
April       NameBright Scholar Education Holdings Limited
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Consolidated Financial Statements, page F-3

2. Please adjust the formatting of your balance sheets, statements of shareholders' equity, and statements of cash flows so that the font size is increased to a legible size. Please make similar formatting adjustments to various tables presented elsewhere in your filing as necessary.
Notes to Consolidated Financial Statements
Note 15. Leases
Impairment loss on operating lease right-of-use assets, page F-38

3. Please explain your consideration of potential impairment losses to operating lease right-
         of-use assets for other overseas language learning centers (centers) in addition to the four closed centers in the U.S in 2020. In your response, please describe how these overseas centers have been impacted by the COVID-19 pandemic regarding closures and operating restrictions, and whether you hold operating leases for these centers. Refer to ASC 842-
         20-35-9 through 35-11 and ASC 360-10-35.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services